Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of a press release.

November 8, 2018

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

November 8, 2018

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,667 As of September 30, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	November 8, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT Invests in Software and IT Solutions Provider:

MULTISYS TECHNOLOGIES CORPORATION

MANILA, Philippines 8th November 2018 – PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE:PHI) today announced that the Board approved the investment of P2.15 billion in Multisys Technologies Corporation (“Multisys”) for a 45.73% interest in the Philippine software development and IT solutions provider.

The investment will be done through PLDT’s wholly owned subsidiary, PLDT Global Investments Holdings, Inc. (PGIH).  The transaction is expected to be completed by next month.

Founded by software programmer-entrepreneur David L. Almirol, Jr., Multisys has developed over the past eight years a number of software platforms that can be used by its pool of programmers to create highly scalable, flexible and customizable software solutions as required by its clients.

These software platforms include those for payment gateways such as Bayad Center, for utilities like power and water, for data center setup and connectivity, for big data handling and analytics, and cyber security.

“This investment positions PLDT as a telecoms and digital services provider with core software development capabilities,” said PLDT Chairman and CEO Manuel V. Pangilinan.  “With the software savvy of Multisys, PLDT will be able to offer more custom-made solutions to its customers and thus deepen its relationships with them.”

The specialized industry solutions of Multisys complement the suite of solutions of PLDT Enterprise and ePLDT and can be further fortified by ePLDT’s managed infrastructure and cyber security solutions.

Multisys can also strengthen the ongoing digital initiatives of ePLDT and Voyager Innovations, particularly in the fields of electronic payments and digital financial services.

“Working with Multisys will enable us to step up our efforts to provide compelling digital solutions to address the specific requirements of our Enterprise customers.  This will sharpen our competitive advantage and at the same time accelerate our digital transformation,” said Ernesto R. Alberto, Chief Revenue Officer for the PLDT Group.

XXX

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Ramon R. Isberto
Tel. No: 816-8213	Tel. No: 816-8024	Tel. No: 511-3101

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at  www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date:  November 8, 2018